 Form 6-K

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 1-32575

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Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)

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30, Carel van Bylandtlaan, 2596 HR The Hague
The Netherlands
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]            No  [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Director/PDMR Shareholding

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

November 12, 2020

This notification is made in accordance with Article 19 of the EU Market Abuse Regulation

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)			Martina
Last Name(s)			Hund-Mejean
2. Reason for the notification
Position/status			Non-executive Director
Initial notification/amendments			Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity			Royal Dutch Shell plc
Legal Entity Identifier code			21380068P1DRHMJ8KU70
4. Details of the transaction(s) section to be repeated for (i) each type of instrument, (ii) each type of transaction, (iii) each date, (iv) each place where transactions have been conducted
Description of the financial instrument			B American Depositary Share (ADS)
Identification Code			US7802591070
Nature of the transaction			Purchase of shares
Currency			US Dollars
Price (Average)			$30.34
Volume			9,211
Total

Aggregated information
Shares were PURCHASED in batches

	Batch 1	Batch 2	Batch 3	Batch 4
Volume	200	1200	1581	400
Price	$30.28	$30.29	$30.30	$30.31
Total	$6,056.00	$36,348.00	$47,904.30	$12,124.00

	Batch 5	Batch 6	Batch 7	Batch 8
Volume	100	1161	100	1200
Price	$30.32	$30.33	30.34	$30.36
Total	$3,032.00	$35,213.13	$3,034.00	$36,432.00

	Batch 9	Batch 10	Batch 11	Batch 12
Volume	500	769	900	900
Price	$30.37	$30.38	$30.39	$30.40
Total	$15,185.00	$23,362.22	$27,351.00	$27,360.00

	Batch 13
Volume	200
Price	$30.42
Total	$6,084.00

Date of Transaction	November 11, 2020
Place of Transaction	New York

Anthony Clarke
Deputy Company Secretary

ENQUIRIES

Shell Media Relations
International, UK, European Press: +44 20 7934 5550

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-222005 and 333-222005-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813 and 333-228137).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

Date: November 12, 2020	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary